Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of AST SpaceMobile, Inc. on Form S-1 of our report dated February 26, 2021, except for the effects of the restatement discussed in Notes 2, 6 and 10 as to which the date is May 6, 2021, with respect to our audits of the financial statements of New Providence Acquisition Corp. as of December 31, 2020 and 2019 and for the year ended December 31, 2020 and for the period from May 28, 2019 (inception) through December 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, Texas

June 25, 2021